[redacted]

08030127

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8- 52876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 22 2008

Washington, DC
107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALES CAPITAL SECURITIES

OFFICIAL USE ONLY

FIRM ID. NO. 104415

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVENUE SUITE 2050
(No. and Street)

NEW YORK (City) NY (state) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY LEE 415-464-2204
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATTI & COMPANY, PLLC
(Name - if individual, state *last, first, middle name*)

1454 Rt 22, Suite A-104, BREWSTER, NY 10509
(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I JOHN KRASKA swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALES CAPITAL SECURITIES as of December 31 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JOYCE MARY JOYCE
NOTARY PUBLIC, State of New York
No. 01JO4737450
Qualified in Queens County
Commission Expires August 31, 2009

This report** contains (check all applicable boxes):

[✓] (a) Facing page
[✓] (b) Statement of Financial Condition.
[✓] (c) Statement of Income (Loss).
[✓] (d) Statement of Cash Flows.
[✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[✓] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[✓] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

To the Stockholder and Board of Directors
Of Hales Capital Securities

In planning and performing our audit of the financial statements and supplemental schedules of Hales Capital Securities (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combinations of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aiti & Company, PLLC

January 21, 2008

HALES CAPITAL SECURITIES

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007
with Report of Independent Auditors

HALES CAPITAL SECURITIES
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

	PAGE
Auditor's Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Computation of Net Capital Requirement Under Rule 15c3-1 (Schedule I)	10
Statement Regarding Rule 15c3-3 (Schedule II)	11

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

Report of Independent Auditors

To the Stockholder and Board of Directors
of Hales Capital Securities

We have audited the accompanying statement of financial condition of Hales Capital Securities (the "Company") as of December 31, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hales Capital Securities at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atti & Company, PLLC

January 21, 2008

HALES CAPITAL SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current Assets:		
Cash (money market fund)	$	104,689
Short term certificates of deposit		192,000
Accrued interest receivable		1,517
Prepaid expenses		921
		299,127
Other Assets:		
Goodwill		59,270
Deferred tax benefits (Note 5)		10,311
		69,581
Total assets	$	368,708

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payable to parent - income taxes and other (Notes 4 and 5)	$	14,253
Accrued professional and other expenses		4,151
		18,404
Stockholder's equity:		
Common stock, no par value		
Authorized shares – 15,000,000		
Issued and outstanding – 10,000		7,200
Preferred stock, no par value		
Authorized shares – 7,500,000		
Issued and outstanding - 0		-
Additional paid-in-capital		151,743
Retained earnings		191,361
		350,304
Total liabilities and stockholder's equity	$	368,708

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Payment from FINRA	$ 35,000
Interest income	17,091
	52,091
Expenses:	
Expenses charged by parent (Note 4)	10,583
Professional fees	18,672
Other expenses	3,849
	33,104
Income before taxes	18,987
Provision for income taxes	(7,538)
Net Income	$ 11,449

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total Shareholder's Equity
Balance at beginning of year	$ 7,200	$ 151,743	$ 179,912	$ 338,855
Net income			11,449	11,449
Balance at end of year	$ 7,200	$ 151,743	$ 191,361	$ 350,304

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 11,449
Decrease in deferred tax benefits	792
Increase in receivable and prepaid expenses	(1,710)
Decrease in payables and accrued expenses	(171,067)
Net cash used in operating activities	(160,536)
Cash flows from investing activities:	
Purchase of certificates of deposit	(192,000)
Net decrease in cash	(352,536)
Cash at beginning of year	457,225
Cash at end of year	$ 104,689

The accompanying notes are an integral part of these financial statements.

1. Summary Description of Business Activities

Hales Capital Securities (formerly eQuityhound Securities Corporation) (the "Company") is a corporation formed on August 21, 2000 in the state of California. The Company received its license from Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc., to become a licensed securities broker-dealer in May 2001. In addition, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective July 16, 2002, all of the common stock of the Company was acquired for cash by Hales Group, Inc. (formerly MBJC Holdings, Inc.) The acquisition resulted in a new basis of accounting for the Company. The net purchase price, plus acquisition costs, of $59,270, was recorded as goodwill in the Company's financial statements.

As a wholly-owned subsidiary, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined by the Rule. At December 31, 2007 the Company had net capital of $ 270,831 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .067 to 1 at December 31, 2007.

4. Services From Parent

Hales Group, Inc. provides professional staff, general and administrative services to the Company. Such services amounted to $10,583 in 2007 and comprised:

Salaries and benefits	$ 7,356
Rent	2,398
Other	829
	$ 10,583

5. Income Taxes

The Company is included in the consolidated tax returns filed by its parent and other members of the group. Taxes payable by the Company are calculated as if it were a separate taxpayer. Federal income taxes are computed using the maximum corporate tax rate as provided for in the tax sharing agreement with its parent. California taxes are calculated in a manner consistent with the federal income tax calculation approach.

The Company accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets for expected future tax benefits associated with net operating loss carryforwards (NOLCs). As a result of the change in ownership of the parent company in October 2004, the Company's NOLCs have been limited under the tax rules. Management believes that it is more likely than not that the tax benefits related to the NOLCs will be realized fully.

The book provision for taxes on income in 2007 consists of :

Computed per agreement:	
Federal	$ 5,888
California	1,650
Total book provision	$ 7,538

Taxes currently payable (to the parent) amount to $ 6746 after applying the NOLC tax benefit of $792 for year 2007.

The Company had remaining NOLCs of approximately $55,300 and $22,300 at December 31, 2007 for federal and California income tax purposes, respectively. Federal and California expiration dates range from 2022 through 2024 and 2012 through 2014, respectively.

HALES CAPITAL SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2007

Net capital	
Total shareholder's equity qualified for net capital	$ 350,304
Less non-allowable assets	(72,019)
Haircuts on money market fund and certificates of deposit	(2,454)
Net capital	$ 275,831
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to parent	$ 14,253
Accrued expenses	4,151
Total aggregate indebtedness	$ 18,404
Computation of basic net capital requirement	
Net capital	$ 275,831
Minimum net capital required	(5,000)
Excess net capital	$ 270,831
Ratio: Aggregate indebtedness to net capital	.067 to1

The difference of $ 4,032 between the audited Computation of Net Capital of $ 275,831 included in this report and the Company's computation of net capital of $ 279,863 included in Part IIA (unaudited) of its December 31, 2007 Focus report relates to audit adjustments primarily to record income taxes payable and to reverse certain expense overaccruals.

SCHEDULE II

HALES CAPITAL SECURITIES
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

END